Exhibit 1.01

Conflict Minerals Report

For the Year Ended December 31, 2015

Introduction

This is the Conflict Minerals Report of Iridex Corporation (the “Company”, “Iridex”, “we” or “our”), filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2015 to December 31, 2015. Rule 13p-1 was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. For the purposes of this Report, “Conflict minerals” means cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.

This Report has not been audited by an independent private sector auditor.

Company and Products Overview

We are a leading worldwide provider of therapeutic-based laser systems, delivery devices and consumable instrumentation used to treat sight-threatening eye diseases in ophthalmology.

We rely on third parties to manufacture substantially all of the components used in our products. We assemble critical subassemblies and the final product at our facility in Mountain View, California. Materials, components and subassemblies provided by our suppliers and external manufacturers and included in our products are sourced from a global supply base, over which we exercise little, if any, control. We do not directly engage in any mining operations, nor do we purchase raw ore or unrefined conflict minerals. We purchase no components that are integrated directly into or used in the manufacture of our products from any covered country. “Covered countries” means the Democratic Republic of Congo and its adjoining countries, including the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As part of our conflict minerals due diligence process, our senior management consulted with our procurement department to determine, based on, among other things, product lists and documentation provided by suppliers, which of our products would reasonably be expected to contain conflict minerals that are necessary to the functionality or production of those products. Based upon the results of this internal inquiry, we determined that conflict minerals are necessary to the functionality or production of Company products that contain or include fabricated metal components that have been anodyzed or coated, electronic circuit boards, electronic cables, probes or optical lenses (the “Covered Products”).

Reasonable Country of Origin Inquiry and Conclusion

We performed in good faith a reasonable country of origin inquiry (“RCOI”) on conflict minerals that were in our supply chain after January 1, 2015, which inquiry was reasonably designed to determine whether suppliers of components of the Covered Products containing conflict minerals sourced them from any covered country or from recycled or scrap sources.

In order to make the RCOI determination, we solicited information from our suppliers during the period of January 2015 to May 2016 regarding the source of the conflict minerals supplied to us during the year ended December 31, 2015, using the template developed jointly by the companies of Electronic Industry Citizenship Coalition ® (“EICC ®”) and the Global e-Sustainability Initiative (“GeSI”), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Alternatively, we requested that suppliers provide a Smelter/Refiner Certification certifying that (1) conflict minerals produced by the supplier for us were obtained from a conflict-free area, (2) the supplier has processes in place to trace materials and products to ensure that conflict minerals contained in products were not mined in conditions of armed conflict and human rights abuses and (3) the supplier maintains a Conflict Minerals Statement/Policy, and a copy of such policy.

We determined that 36 of our suppliers were within the scope of our external RCOI and due diligence inquiry because the parts or components that they supply to us potentially contain conflict minerals. We sent the Template to each of these suppliers, and received responses from all suppliers contacted. Because of the complexity of our products and supply chain, we are reliant upon our direct suppliers to identify their suppliers and to identify the source of any conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

 With the exception of one of our suppliers, our suppliers’ responses to the Template indicated that no conflict minerals that were necessary to the functionality or production of Covered Products had originated in a covered country. One supplier indicated to us that they had insufficient information to determine the source of the conflict minerals that it supplied to us.

Based on the RCOI described above, it is our conclusion that we have reason to believe that our necessary conflict minerals may have originated in a covered country. We have reached this conclusion because one of our suppliers indicated that they had insufficient information to determine the source of the conflict minerals that it supplied to us.

Due Diligence Program

Conflict Minerals Policy

Our policy with respect to the sourcing of conflict minerals can be found at www.iridex.com. The content of any website referred to in this report is included for general information only and is not incorporated by reference in this Report.

Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the second edition of the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten. We designed our due diligence process to conform in all material respects with these OECD guidelines.

Our conflict minerals due diligence process was conducted by a cross-functional team comprised of senior executives and supply-chain personnel. Our due diligence process included submitting the Template to our suppliers described above under “—Reasonable Country of Origin Inquiry and Conclusion.” As described above, we contacted 36 suppliers and received responses from all suppliers contacted. In the case of one supplier, their response indicated that they had insufficient information to determine the source of the conflict minerals that they supplied to us.

With respect to the supplier who represented to us that it had insufficient information to determine the source of the conflict minerals that it supplied to us, we sought to identify the smelters from which conflict minerals were obtained by such supplier and to compare those smelters against the list of smelter facilities which have been identified as “conflict free” by the EICC-GeSI Conflict Free Sourcing (“CFS”) program. The CFS program is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in a covered country.

In the case of the one supplier who represented to us that it had insufficient information to determine the source of the conflict minerals that it supplied to us, no information concerning the smelter(s) from which it obtained conflict minerals was received. Due to this lack of information, we believe that our due diligence process was unable to determine whether all of such supplier’s parts in its supply chain contain necessary conflict minerals or, in the alternative, utilized conflict minerals in their manufacture, that either financed or benefited, directly or indirectly, armed groups in a covered country.

Based on the due diligence program described above, it is our conclusion that our products containing or utilizing components sourced from the one supplier that was unable to represent to us the source of the conflict minerals that it supplied to us, as described below under “—Product Description,” are DRC conflict undeterminable.

Risk Mitigation

We have taken and intend to take the following steps to improve the due diligence process and to gather additional information which will assist us to determine whether the conflict minerals we utilize benefit armed groups contributing to human rights violations:

• continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

• examine the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquires; and

• attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the CFS program.

Product Description

Based on the due diligence process described above, we have determined that certain parts or components as indicated below, used in connection with our console units are DRC conflict undeterminable.

Components DRC conflict undeterminable	Cyclo G6 Products
Laser, cables	Cyclo G6

Components DRC conflict undeterminable	IQ Products
Laser, cables	IQ 532
Laser, cables	IQ 532XP
Laser, cables	IQ 577
Chassis, cables	IQ 810

Components DRC conflict undeterminable	OcuLight Products
Optic lense, chassis, cables	GL
Optic lense, chassis, cables	GLx
Optic lense, chassis, cables	TX
SL
SLx

Smelters and Refiners

As part of the due diligence process we received reports regarding necessary conflict minerals from an aggregate total of 36 suppliers. Of these reports, 33 provided information concerning specific smelters and refiners involved in the production of parts or components used in the products listed above. The remaining reports listed a total of approximately 125 smelters and refiners. Some of these suppliers provided information at a part number level and were able to specifically identify the smelters from which their necessary conflict minerals were procured. The remainder of our suppliers provided their complete list of smelters, but were unable to identify the specific smelters from which the conflict minerals used for our products were procured. As many of the reports we received are company-wide and not product specific, we believe these reports may include smelters and refiners that do not provide the necessary conflict minerals that are used in our products. Due to the many company-wide reports and the multiple levels of suppliers in our supply chain we are unable to determine with certainty at this time a complete list of smelters and refiners listed in the reports that actually provide the specific necessary conflict minerals used in our products. However, we believe the smelters and refiners used in our products may include those listed below:

Material	Smelter Name	Refiner Location
Gold	AIDA Chemical Industries	Japan
	Allgemeine	Germany
	Almalyk	Uzbekistan
	Anglogold	Brazil

	Argor-Heraeus	Switzerland
	Asahi-Pretec	Japan
	Asaka-Riken	Japan
	Atasay Kuyumculuk Sanay	Turkey
	Aurubis	Germany
	Bangko Sentral	Philippines
	Bauer Walser	Germany
	Boliden	Sweden
	C. Hafner	Germany
	Heraeus LTD Hong Kong	Hong Kong
	Western Australian Mint	Australia
	Samduck Precious Metals	Korea
	Samwon Metals	Korea
	L, Azurde Comp	Saudi Arabia
	Chimet S.p.A.	Italy
	Rand Refinery LTD	South Africa
	KGHM Polska Miedz Spolka Akcyjna	Poland
	Kyrgyzaltyn JSC	Kyrgyzstan
	Metalor Technologies	Singapore
	Emirates , Gold DMCC	United Arab Emirates
	Al Etihad Gold Refinery	United Arab Emirates
	Sabin Metal Corps	United States
	Caridad	Mexico
	Shone Edelmetaal B.V.	Netherlands
	Morris and Watson	New Zealand
	Fidelity Printers and Refiners LTD	Zimbabwe
	Coldeco	Chile
Tungsten	Jiangxi Minerals	China
	Jiangxi Tonggu	China
	Jiangxi Xinsheng	China
	Kennametal Fallon	China
	Nui Phao	United States
	Pobedit	Vietnam
	Sanher Tungsten	Russia
	Vietnam Youngson Tungsten	Vietnam
	Wolfram Bergbau	Vietnam
	H. C. Starck Smelting	Austria
	Japan New Metals	Germany
	Global Tungsten and Powders	Japan

	PT Panca Mega Persada	United States
	PT Refined Bangka Tin	Indonesia
Tin	PT Sumber Jaya Indeh	Indonesia
	PT Tinindo Inter Nusa	Indonesia
	Rui Da Hung	Indonesia
	Operaciones Metalurgicial	Taiwan
	Phoenix Metal	Bolivia
	Malaysia Smelting Corp	Rwanda
	Metrallo-Chimique	Malaysia
	Minsur	Belgium
	O.M. Manufacturing	Peru
	Elment S.L.U.	Thailand
	MCP Metal Specialists Inc.	Spain
	AIM	United Kingdom
	Solikamsk Magnesium Works	Canada
	Ulba Metallurgical Plant	Russian Federation
Tantalum	Kemet Blue Metals	Kazakhstan
	Metallurgical Products India	Mexico
	Molycorp Silmet	India
Estonia

Countries of Origin of Conflict Minerals

As described above, we have concluded that these products are DRC conflict undeterminable because one of our relevant suppliers indicated that it was unsure of the origin of the conflict minerals that it supplied to us. Consequently, we do not know the facilities used to process the conflict minerals in those products or the country of origin of the necessary conflict minerals in those products. We have sought to determine the mine or location of origin with the greatest possible specificity by utilizing the due diligence process described above.

As many of the reports that we receive from our direct suppliers are company-wide and not product specific, we believe these reports may include countries of origin for the necessary conflict minerals that may not be used in our products. In addition, three of the 36 suppliers that provided us with reports did not provide specific information concerning the countries of origin of necessary conflict minerals used in our products. Due to the many company-wide reports, the multiple levels of suppliers in our supply chain and the lack of specific country-of-origin information from certain of our suppliers, we believe that we are unable to determine with certainty at this time a complete list of which countries of origin listed in the validated reports actually provide the specific necessary conflict minerals used in our products.

To the extent know and subject to the limitations described above, we believe, that the countries of origin for the necessary conflict minerals used in the products described under the heading “Product Description” during the reporting period include the following countries:

Tantalum

Rwanda

Tantalum, Tin, Gold, Tungsten – All countries listed below

China

Japan

Indonesia

Thailand

Peru

Belgium

Bolivia

Malaysia

Brazil

Hong Kong

United States

Uzbekistan

Canada

South Korea

Taiwan

Vietnam

Switzerland

Germany

Australia

Russia

Kazakhstan

Russian Federation

Austria

United Kingdom Mexico Chile United Arab Emirates Turkey Philippines Sweden Italy Zimbabwe Poland Saudi Arabia Singapore New Zealand South Africa Netherlands Spain Estonia Kyrgyzstan India

Forward-Looking Statements

Statements relating to further risk mitigation are forward-looking in nature and are based on our current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of our control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.

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